UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

 Cutera, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	000-50644	77-0492262
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3240 Bayshore Blvd.

Brisbane, California 94005

(Address of principal executive offices)

(415) 657-5500

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1	Conflict Minerals Disclosure.

Item 1.01	Conflict Minerals Disclosure and Report.

This conflict minerals disclosure included in this specialized disclosure report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can determine that its conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the “Reasonable Country of Origin Inquiry” (“RCOI”) that the registrant completed to make that determination.

Consistent with the provisions of the Rule, neither this specialized disclosure report nor our RCOI has been audited by a third party.

Cutera, Inc. (herein referred to as “Cutera,” “the Company,” “we,”“us,” or “our”) evaluated its product line and determined that within certain components and sub-components of these products, 3TG metals were necessary to the functionality or production of these products. Based on this assessment, we performed a RCOI in good faith, which we feel was reasonably designed to determine whether conflict minerals originated in the DRC or an adjoining country or are from recycled or scrap sources.

We identified approximately 72 suppliers of components or sub-components which were identified as containing a 3TG metal. Cutera utilized the reporting template created by the Electronic Industry Citizenship Coalition® (EICC) and the Global e-Sustainability Initiative (GeSI), which provides a common means for the collection of sourcing information on conflict minerals. All suppliers of each sub-component that contained a 3TG metal were sent this template. The results of the survey were evaluated by a team comprised of engineering, manufacturing and finance personnel. In some instances further inquiries were made of certain suppliers.

Based on our RCOI, we have no reason to believe that any of our suppliers have supplied us with 3TG that may have originated in the DRC or an adjoining country or did come from recycled or scrap sources.

Item 1.02	Exhibit.

Not required

Section 2	Exhibits.

Item 2.01	Exhibits.

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUTERA, INC.

Date: May 31, 2016	/s/ RONALD J. SANTILLI
Ronald J. Santilli
Executive Vice President and Chief Financial Officer